29 August 2007

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

07026782

SEC MAIL PROCESSING
RECEIVED
SEP 07 2007
WASH. D.C.
186 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

9/20

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

ASX Preliminary final report – 30 June 2007

Lodged with the ASX under Listing Rule 4.3A

Contents

Announcement	2
Results for Announcement to the Market	5
Preliminary final report	6
Supplementary Appendix 4E Information	20

ASX ANNOUNCEMENT
29 August 2007

BIONOMICS' 2006/2007 PRELIMINARY FINAL RESULTS

Bionomics Limited (ASX: BNO) today announced its preliminary financial results for the year ended 30 June 2007.

KEY POINTS

- The company continued to make strong progress in its strategic repositioning as a drug development company, meeting milestones for its lead anti-cancer product BNC105 and in its BNC210 anxiety project.
- Cash position at 30 June 2007 was $12,821,006. This compares with a cash position of $4,728,227 at 30 June 2006.
  - The cash position largely reflects the successful capital raising in June 2007 and the continued transformation of the business.
- The loss recorded for the period was $6,556,244 ($5,396,950 for the comparable period to 30 June 2006).
  - This result was within expectations, with the increased loss due to increased investment in R&D, including increased investment in the development program of anti-cancer agent BNC105 and selection of anxiety drug candidate BNC210.

OPERATIONAL HIGHLIGHTS

- BNC105 for the treatment of solid tumours moved rapidly through IND enabling studies and manufacture. Progress highlights include:
  - Data presented at the 2007 American Association for Cancer Research conference included findings of up to 14% of mice carrying human breast cancer became tumour free, with almost 60% showing evidence of an anti-tumour response when treated with BNC105.
  - Validation of additional cancer indications for BNC105 including evidence that BNC105 disrupts the blood vasculature of prostate tumours, expanding on its previously demonstrated preclinical efficacy in models of breast and colon cancer.
  - Initiation and completion of GMP synthesis of BNC105 on time and on budget.
  - In February Bionomics announced that it had commenced its formal safety and tolerability evaluation program of BNC105. This program is now in its final stages with IND filing anticipated in October, following a delay in processing of samples at Charles River Laboratories.

- In May BNC210 selected as Bionomics' drug candidate for the treatment of anxiety. BNC210 was the second clinical candidate to emerge from Bionomics' discovery effort within 13 months:
    - BNC210 is a very potent anxiolytic compound with demonstrated efficacy in several rodent models of anxiety – with a very wide safety margin.
    - BNC210 does not induce side-effects commonly associated with current marketed drugs to treat anxiety including sedation, loss of memory and motor coordination, and addiction.
    - BNC210 is orally active with a profile which suggests once a day administration will be effective in humans.
    - BNC210 is now entering an IND enabling development path.
- Bionomics' MS project moved towards drug candidate selection milestone, with data on lead compound BNC245 presented at the 2007 IBRO World Congress of Neuroscience in July.
    - Significant progress was made in 2007 with a series of compounds exhibiting high potency and selectivity for the potassium channel Kv1.3, a novel target for the treatment of MS and other autoimmune disorders.
    - The lead compound BNC245 has demonstrated an ability to treat experimental autoimmune encephalomyelitis (EAE) an animal model for MS, with no observed side-effects, when administered orally.
- Bionomics joined forces with a consortium of leading research organisations as the sole Australian drug discovery partner in a new approach to the discovery and development of new drugs to treat cancer. The CRC for Cancer Therapeutics was awarded a $37.69 million grant from the Federal Government in a major new biotechnology initiative.
    - Involvement in the CRC provides Bionomics with access to valuable resources to further develop its oncology portfolio.
    - Through the CRC Bionomics' proprietary drug target BNO69 will progress to the next stage of development. Inhibitors of BNO69 inhibit the process of angiogenesis (growth of new blood vessels), a well validated approach to the treatment of solid tumours that is synergistic with Bionomics' investigational drug BNC105 which targets established blood vessels.
- Progress of consolidation of chemistry to Adelaide, forming a fully integrated drug discovery capability.
    - In April Bionomics announced that it had commenced fit-out of a medicinal chemistry laboratory at its Adelaide headquarters with accommodation for 12 chemists.
    - This move represents the final stage of integration of Melbourne-based Iliad Chemicals, acquired by Bionomics in July 2005 and reflects the consolidation of Bionomics' strategy to have an integrated approach to the discovery and development of new drug candidates.

OUTLOOK

Bionomics has continued to make solid progress in its strategic refocusing as a drug development company. The Company's anti-cancer agent BNC105 will shortly be the subject of an IND submission and BNC210, Bionomics' drug candidate for the

treatment of anxiety, is now on an IND enabling path to clinical development. Together with the continued development of BNC105, advancing BNC210 into clinical development would put Bionomics in the very strong position of having two highly differentiated products in development which address large and highly attractive markets. With a strong cash position at year end following a well supported capital raising, increasing market support and continued progress in its emerging pipeline of development candidates, Bionomics is positioned well to achieve its strategic objectives.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR STEPHEN BIRRELL
CFO & COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6107

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Bionomics' business are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will", "aim" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound, BNC105 that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Results for Announcement to the Market

				$
Cash and cash equivalents as at 30 June 2007 from 30 June 2006	increased by	171%	to	12,821,006
Net operating and investing cash outflows for the period	increased by	64%	to	6,436,705
Revenue from ordinary activities	decreased by	37%	to	1,412,882
Loss from ordinary activities after tax attributable to members	increased by	21%	to	6,556,245

Explanation of cash and cash equivalents position as at 30 June 2007:
Closing cash and cash equivalents position reflects stable funding position to continue core Research & Development and commercialisation strategies.

Explanation of net increase in cash and cash equivalents:
The increase in cash outflows relative to the previous year reflects additional expenditure due to IND enabling studies for BNC105, costs associated with fund raising activities and a focus on internal R&D to drive the value of the company's pipeline rather than through acquisitions. The net increase in cash and cash equivalents is attributable to the successful capital raising completed in June.

Explanation of revenue from ordinary activities:
Revenue consists of license fees, royalties, rental incomes and interest income received as a result of our ordinary activities. Government grants are separately classified under other income.

Explanation of net loss from ordinary activities after tax:
The loss was in line with Directors' and Management expectations.

Dividends/Distributions
Bionomics Limited does not propose to pay any dividends for the year ended 30 June 2007.

Bionomics Limited

ABN 53 075 582 740

BIONOMICS LIMITED

Preliminary final report – 30 June 2007

Contents

Consolidated Income Statement	7
Consolidated Balance Sheet	8
Consolidated Cash Flow Statement	9
Consolidated Statement of Changes in Equity	10
Notes to the Financial Statements	11

BIONOMICS LIMITED
Consolidated Income Statement
for the year ended 30 June 2007

	Note	2007 $	2006 $
		Consolidated	
Revenue	3	1,412,882	2,263,204
Other income	3	2,011,710	2,309,331
Administrative expenses		(2,733,765)	(1,881,031)
Borrowing expenses	4	(305,029)	(328,858)
Occupancy expenses		(1,001,082)	(620,031)
Compliance expenses		(833,994)	(487,820)
Research and development expenses		(6,449,456)	(6,808,183)
Loss for the year before income tax expense		(7,898,734)	(5,553,388)
Income tax benefit		1,342,489	156,438
Loss for the year after income tax		(6,556,245)	(5,396,950)
Loss attributable to members of Bionomics Limited		(6,556,245)	(5,396,950)
		Cents	**Cents**
Basic earnings per share	5	(3.6)	(3.4)

The above consolidated income statement should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Balance Sheet
as at 30 June 2007

	Note	Consolidated	
		30 June 2007	30 June 2006
CURRENT ASSETS		$	$
Cash and cash equivalents		12,821,006	4,728,227
Receivables		339,116	242,353
Inventories		99,359	44,841
Other		695,711	142,681
TOTAL CURRENT ASSETS		13,955,192	5,158,102
NON-CURRENT ASSETS			
Property, plant and equipment		8,628,250	5,645,561
Intangible assets		8,237,556	8,911,096
TOTAL NON-CURRENT ASSETS		16,865,806	14,556,657
TOTAL ASSETS		30,820,998	19,714,759
CURRENT LIABILITIES			
Payables		2,487,253	1,592,853
Interest bearing liabilities		541,623	413,830
Provisions		474,341	456,896
Other		109,803	217,776
TOTAL CURRENT LIABILITIES		3,613,020	2,681,355
NON-CURRENT LIABILITIES			
Payables		0	45,455
Interest bearing liabilities		3,876,950	3,966,866
Provisions		124,015	57,311
Deferred tax liability		1,826,157	2,017,494
TOTAL NON-CURRENT LIABILITIES		5,827,122	6,087,126
TOTAL LIABILITIES		9,440,142	8,768,481
NET ASSETS		21,380,856	10,946,278
SHAREHOLDERS' EQUITY			
Contributed equity	6	52,623,200	38,037,759
Reserves		2,839,488	434,106
Accumulated losses	7	(34,081,832)	(27,525,587)
TOTAL SHAREHOLDERS' EQUITY		21,380,856	10,946,278

The above consolidated balance sheet should be read in conjunction with the accompanying notes

BIONOMICS LIMITED
Consolidated Cash Flow Statement
for the year ended 30 June 2007

	Consolidated	
	2007	2006
	$	$
Cash flows from operating activities		
Grants received incl GST	1,597,577	2,306,902
Receipts from Customers incl GST	2,167,297	2,307,898
Payments to suppliers and employees incl GST	(9,993,339)	(7,723,233)
	(6,228,465)	(3,108,433)
Interest received	231,785	308,537
Borrowing costs	(305,029)	(332,243)
Net cash outflow from operating activities	(6,301,709)	(3,132,139)
Cash flows from investing activities		
Payments for purchase of subsidiary	0	0
Payments for the purchase of intangibles	0	0
Payments for purchases of property, plant & equipment	(134,996)	(791,022)
Net cash outflow from investing activities	(134,996)	(791,022)
Cash flows from financing activities		
Proceeds from share issues	15,088,268	0
Share issue expenses	(601,600)	0
Proceeds from borrowings	400,000	0
Repayment of borrowings	(362,125)	(358,537)
Net cash inflow/(outflow) from financing activities	14,524,543	(358,537)
Net increase/(decrease) in cash and cash equivalents	8,087,838	(4,281,698)
Cash and cash equivalents at the beginning of the year	4,728,227	9,005,079
Effect of exchange rate changes on the balances of cash held in foreign currency	4,941	4,846
Cash and cash equivalents at the end of the year	12,821,006	4,728,227

BIONOMICS LIMITED
Consolidated Statement of Changes in Equity
for the year ended 30 June 2007

	Consolidated	
	2007	**2006**
	$	**$**
Total equity at the beginning of the year	10,946,278	10,679,038
Exchange differences on translation of foreign operations	(131,851)	185,597
Revaluation reserve	2,259,613	0
Net income recognised directly in equity	2,127,762	185,597
Loss for the year	(6,556,245)	(5,396,950)
Total recognised income and expense for the year	(4,428,483)	(5,211,353)
Transactions with equity holders in their capacity as equity holders		
Contributions of equity, net of transaction costs	14,585,440	5,245,969
Employee share options	277,620	232,624
Total equity at the end of the year	21,380,855	10,946,278
Total recognised income and expense for the year	(4,428,483)	(5,211,353)

NOTE 1: Basis of preparation of the preliminary financial report

The principal accounting policies adopted in the preparation of the preliminary financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(a) Basis of Preparation

This preliminary financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs) and the *Corporations Act 2001*

Historical Cost Convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain classes of financial assets, property plant and equipment, and liabilities at fair value.

(b) Principles of Consolidation

The consolidated financial statements comprise the financial statements of Bionomics and its subsidiaries as at 30 June 2007.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are consolidated from the date on which control is obtained and cease to be consolidated from the date on which control ceases.

Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the Company has control.

Subsidiaries have been included in the consolidated financial statements using the purchase method of accounting as discussed in note 1 (h).

(c) Segment Reporting

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(d) Foreign Currency Translation

(i) Functional and Presentation Currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars which is Bionomics functional and presentation currency.

(ii) Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(iii) Group Companies

The results and financial position of all the Group entities that have a functional currency

different from the presentation currency (Australian dollars) are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at the average exchange rate for the period; and
- all resulting exchange differences are recognised as a separate component of equity upon consolidation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Revenue Recognition
Interest revenue is recognised on an accruals basis using the effective interest rate method.

License, sales and rent income is recognised in accordance with the underlying agreement.

Upfront payments are brought to account as revenues unless there is a correlation to ongoing research and both components are viewed as one agreement, in which case the license income is amortised over the anticipated period of the associated research program. Unamortised license revenue is recognised on the balance sheet as deferred income.

(f) Government Grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Grants relating to cost reimbursement are recognised in the income statement in the period when the costs were incurred. Grants relating to asset purchases are recognised in the income statement evenly over the expected life of the assets.

(g) Income Tax
The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Bionomics and its wholly-owned Australian controlled entities have not implemented the tax consolidation legislation.

(h) Acquisitions of assets
The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where some future payment that is contingent on certain events happening is a part of the purchase agreement, the additional consideration is brought to account when it is probable that those events will occur.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(i) Impairment of Assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to depreciation or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

(j) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

(k) Trade Receivables

All trade debtors are recognised at the fair value of amounts receivable as they are due for settlement no more than 30 days from the date of recognition.

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists. The amount of the provision is the difference between the carrying amount and the present value of future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

(l) Inventories

Raw materials and stores are stated at the lower of cost and net realisable value.

(m) Property, Plant and Equipment

As at 30 June 2007, land and buildings are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings. The comparative figures for 30 June 2006 are shown at historical cost (refer below regarding change in accounting policy). Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other plant and equipment are brought to account at cost less any accumulated depreciation or any recognised impairment losses, where applicable. The directors have taken reasonable steps to ensure that property, plant and equipment are not carried at amounts that are in excess of their recoverable amounts at balance date.

Increases in the carrying amounts arising on revaluation of land and buildings are credited, net of tax, to other reserves in shareholder's equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit or loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Depreciation on revalued buildings is charged to profit and loss. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus remaining in the revaluation reserve, net of

tax, is transferred directly to retained earnings. Land is not depreciated.

The depreciable amount of all fixed assets is depreciated over their useful lives commencing from the time the asset is held ready for use, on either a prime or diminishing value basis depending on the type of asset.

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the income statement in the year of disposal.

The depreciation rates for each class of depreciable assets are:

• Administrative plant & equipment	20 – 40 %
• Scientific plant & equipment	20 – 40 %
• Leasehold improvements	10 – 20 %
• Building	2.50 %
• Building components	2 – 20 %

Change in Accounting Policy
At 30 June 2007, the Group altered its policy regarding the carrying valuation of land and buildings. Up until this report, property has been carried at historical cost. The comparative figures for 30 June 2006 are shown at historical cost. The carrying value is now the fair value, as determined by a triennial valuation performed by a registered valuer. This change results in the financial report providing reliable and more relevant information on the Group's financial position.

The effect of this change is as follows:

- Increase in Non-current assets $3,228,018
- Increase in Shareholders Equity $3,228,018
- Increase in current year income tax benefit $968,405

(n) Investments and Other Financial Assets
The Group classifies its investments in the following categories: loans and receivables and held to maturity investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at each reporting date.

(i) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.

(ii) Held to maturity investments
Held to maturity investments are non derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold until maturity.

(o) Intangible Assets
(i) Intellectual Property
Acquired intellectual property is recognised as an asset at cost and amortised over its useful life. Intellectual property with a finite life is amortised on a straight line basis over that life. Intellectual property with an indefinite useful life is subjected to an annual impairment review. There is currently no intellectual property with an indefinite life.

Current useful life of all existing intellectual property is 15 years.

The assets residual values and useful lives are reviewed, and adjusted if appropriate, at each balance date.

(ii) Goodwill

Goodwill is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net identifiable assets, including any associated deferred tax assets and liabilities, at date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets.

Goodwill acquired in business combinations is not amortised. Instead, goodwill is tested for impairment annually and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash generating units for the purpose of impairment testing.

(p) Research and Development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.

(q) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(r) Employee Benefits

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave in respect of employees' services up to the reporting date and expected to be settled within 12 months of the reporting date are recognised in liabilities and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken at the rates paid.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits in respect of services provided by employees up to the reporting date and measured as the present value of expected future payments to be made.

(iii) Superannuation

Contributions are made to employee superannuation funds and are charged as expenses when incurred. These contributions are made to external superannuation funds and are not defined benefits programs. Consequently there is no exposure to market movements on employee superannuation liabilities or entitlements.

(iv) Share-based payments

Share based compensation benefits are provided to employees via the Bionomics ESOP and an employee share plan.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

The Bionomics ESOP was approved by the Board and Shareholders in 2005. Staff eligible to participate in the plan are those who have been a full time or part time employee of the Company for a period of not less than six months or a director of the Company.

Options are granted under the plan for no consideration.

Shares options granted before 7 November 2002 and/or vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005

The fair value of options granted under the Bionomics ESOP is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

Remuneration relating to options are the assessed fair values at grant date of those options allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(s) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(t) Borrowing Costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

(u) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

(v) Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of the acquisition as part of the purchase consideration.

(w) Earnings/(loss) per Share

(i) Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Alternative earnings/(loss) per share

Alternative earnings per/(loss) share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing

costs associated with potential ordinary shares, including those that are anti-dilutive, and the weighted average number of shares assumed to have been issued for no consideration in relation to options.

(x) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST component of cash flow arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.

(y) New Accounting Standards and UIG Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2007 reporting periods. Management's assessment of the impact of these new standards and interpretations is set out below.

(i) *AASB 7: Financial instruments – disclosures and AASB 2005-10 Amendment to Australian Accounting Standards*

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts in the financial statements, but is likely to impact the type of information disclosed in relation to the Group's financial instruments.

(ii) *AASB-I 10: Interim Financial Reporting and Impairment*

AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Group's or the parent entity's financial statements.

NOTE 2: Segment Information
Primary reporting format – business segments

Bionomics Limited discovers and develops innovative therapeutics in the areas of cancer, multiple sclerosis, anxiety and epilepsy, and operates in one primary business segment – drug discovery and development.

	Consolidated	
NOTE 3: REVENUE AND OTHER INCOME	**2007**	**2006**
	$	**$**
Revenue		
Sales	815,722	652,375
License fees and royalties	57,853	974,760
Interest received or receivable	336,064	359,773
Rent received or receivable	201,670	207,395
Sundry income	1,573	68,901
Total Revenue	1,412,882	2,263,204
Other Income		
Government Research grants	1,981,064	2,209,050
Government Export grants	23,146	100,281
Asset sale	7,500	0
Total Other Income	2,011,710	2,309,331

NOTE 4: EXPENSES

Loss before income tax expense includes the following specific expenses:

Borrowing costs		
- Interest paid or payable	305,029	328,858
Depreciation of:		
- Administrative plant and equipment	27,676	54,718
- Scientific plant and equipment	279,632	268,746
- Building	216,228	224,468
	523,536	547,932
Amortisation of non-current assets		
- Licenses & Intangible assets	445,779	421,891
Rental expense on operating leases		
- Minimum lease payments	213,854	169,103
Research and development		
- Research and development costs	6,449,456	6,808,183
Other provisions		
- Employee entitlements	103,851	32,128
Cost of sales	144,758	70,626

NOTE 5: Earnings per share

	Full Year	
	2007 Cents	**2006 Cents**
Basic earnings per share	(3.6)	(3.4)
Alternative earnings per share	(2.2)	(2.1)

	Full Year	
	2007 Number	**2006 Number**
Weighted average number of shares used as the Denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	180,416,382	154,435,981
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating alternative earnings per share	234,485,462	205,606,657

NOTE 6: CONTRIBUTED EQUITY

Movements in ordinary shares of the Company during the past two years were as follows:

Date	Details	Number of shares	Issue price	$
1 July 2005	**Opening balance**	**112,901,086**		**32,791,790**
	Share issue – employee ESP shares	147,143	$0.115	17,000
	Share issue – directors' fees in lieu of cash	961,112	$0.12	115,332
	Share issue – Iliad purchase	40,909,091	$0.125	5,113,638
30 June 2006	**Closing Balance**	**154,918,432**		**38,037,760**
	Share issue – directors' fees in lieu of cash	678,840	$0.1455	98,772

	Share issue – placement	36,000,000	$0.14	5,040,000
	Share issue expenses			(201,600)
	Share issue – placement	28,571,429	$0.35	10,000,000
	Share issue expenses			(400,000)
	Share issue – option exercise	200,000	$0.24	48,000
	Share issue – option exercise	536	$0.50	268
30 June 2007	**Closing Balance**	**220,369,237**		**52,623,200**

NOTE 7: ACCUMULATED LOSSES

	Consolidated	
	2007	**2006**
	$	**$**
Balance at the beginning of the year	(27,525,587)	(22,128,637)
Net loss for the year	(6,556,245)	(5,396,950)
Balance at the end of the year	(34,081,832)	(27,525,587)

NTA Backing

	2007	2006
Net tangible asset backing per ordinary share	5.9 cents	1.3 cents

Audit Note: This report is based on accounts which are in the process of being audited

END